Altair Engineering Inc.

1820 E Big Beaver Road

Troy, Michigan 48083

June 30, 2022

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Christine Dietz
Kathleen Collins

Re:	Altair Engineering Inc.

Form 10-K for the Fiscal Year Ended December 31, 2021

Filed February 28, 2022

Form 8-K Furnished May 5, 2022

File No. 001-38263

Dear Ladies and Gentlemen:

This letter is submitted by Altair Engineering Inc. (the “Company”) in connection with the Staff’s comment letter dated June 23, 2022. We appreciate the Staff taking the time to discuss certain of the comments with us on June 29, 2022.

The Staff’s comments have been retyped below in italics, and are followed by our responses:

Form 10-K for the year ended December 31, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations Recurring Software License Rate, page 53

1.

SEC Comment: Please tell us and revise to explain what the Recurring Software License Rate metric is intended to convey, why such information is useful information to investors, and how management uses this measure in managing or monitoring the performance of your business. Also, as your term licenses are renewed annually, tell us what consideration was given to disclosing your renewal rates for these licenses. Refer to SEC Release 33-10751.

Company Response: The Company respectfully acknowledges the Staff’s comment. The recurring software license rate is intended to convey the percentage of software billings that are recurring in nature, for example software term-based license billings and software license maintenance billings that are typically renewed annually vs perpetual licenses that are not typically renewed annually. The Company believes the recurring software license rate is necessary for investors to understand because recurring revenue streams allow the Company to create more consistent, predictable cash flows and drive greater long-term customer value. For these reasons, the Company believes the recurring software license rate is a key factor to its success and monitors this measure to ensure its go-to-market strategy is driving long-term success of the business. The Company will include this additional explanation in future filings.

June 30, 2022

The Company does not have a formal definition or precise method of computing annual license renewal rates, and does not use an annual license renewal rate as a metric to manage the business. Further, at this time, the Company does not believe an annual license renewal rate is a necessary metric to understand its financial condition, changes in financial condition, or results of operations. The Company weighed these factors in considering disclosure of an annual license renewal rate.

Form 8-K furnished on May 5, 2022

Exhibit 99.1

First Quarter 2022 Financial Highlights, page 1

2.

SEC Comment: We note that you disclose Adjusted EBITDA margin and Free Cash Flow but do not disclose the comparable GAAP measure. Please revise to include the comparable GAAP measures with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Non-GAAP C&DIs.

Company Response: The Company respectfully acknowledges the Staff’s comment and will include the comparable GAAP measures with equal or greater prominence in future filings.

Non-GAAP Financial Measures, page 2

3.

SEC Comment: You disclose that the non-GAAP tax adjustments approximate your tax rate excluding discrete items and other specific events that can fluctuate from period to period. Please explain to us in greater detail how you arrived at the non-GAAP tax effect and describe the discrete items and events that were excluded when arriving at the non-GAAP tax rate. In this regard, we note that the non-GAAP effective tax rates for the quarter ended March 31, 2022 and for the fiscal year ended December 31, 2021 appear to be insignificant compared to the amount of non-GAAP income before income taxes and are significantly lower than the federal statutory rate.

Company Response: The Company respectfully acknowledges the Staff’s comment. The Company determines its non-GAAP effective tax rate by excluding the impact of discrete, unusual and non-recurring transactions that occur during its fiscal year, and other specific events that can fluctuate from period-to-period. For example, the Company generally excludes the impact of items such as: changes in judgments related to valuation allowances; changes in judgments related to uncertain tax positions; changes in indefinite reinvestment assertions; non-US withholding taxes; prior period tax adjustments; return-to-provision tax adjustments; and other specific events that can fluctuate from period-to-period. The Company believes that applying a non-GAAP tax rate is useful as an additional tool to provide its investors with meaningful information regarding what the Company’s effective tax rate would have been absent these unusual and non-recurring items, and to facilitate useful evaluation of the Company’s current operating performance and comparisons to past operating results.

June 30, 2022

The Company applied a non-GAAP effective tax rate of 26% for the quarter ending March 31, 2022 and for the fiscal year ended December 31, 2021, which exceeds the US federal statutory rate of 21%. In order to more clearly disclose the impact of the non-GAAP tax effect, the Company will include a footnote disclosing the non-GAAP effective tax rate for the periods presented in the financial results reconciliation table in future filings.

4.

SEC Comment: We note that in your earnings call you discuss Non-GAAP gross profit, Non-GAAP gross margin and Non-GAAP operating expenses; however these measures are not reconciled in your earnings release furnished on Form 8-K. Please ensure that all non-GAAP measure referred to orally in your earnings calls are reconciled in your earnings release or on your web site. Refer to Regulation G.

Company Response: The Company respectfully acknowledges the Staff’s comment and will include a reconciliation of all non-GAAP measures referred to orally in its earnings calls in its earnings releases or on the Company’s website.

Financial Results, page 8

5.

SEC Comment: Please revise to reconcile Adjusted EBITDA to GAAP Net loss, the most comparable GAAP measure. In this regard, we note that you currently reconcile Adjusted EBITDA to another Non-GAAP measure, Non-GAAP Net income. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

Company Response: The Company respectfully acknowledges the Staff’s comment and will include separate reconciliations of Adjusted EBITDA to GAAP Net loss and Non-GAAP Net income to GAAP Net loss in future filings.

****

All disclosure changes in response to the staff’s comments will be addressed in future fillings made pursuant to the Securities Act of 1933 and/or the Securities Exchange Act of 1934.

We believe that this letter fully responds to your questions and/or comments. However, if you have any further questions or comments regarding the foregoing, please feel free to contact the undersigned at 408-220-3485, or our counsel, Kate Basmagian of Lowenstein Sandler, LLP, at 646-414-6941.

June 30, 2022

Very truly yours,

ALTAIR ENGINEERING INC.

By:	/s/ Matthew Brown
Name:	Matthew Brown
Title:	Chief Financial Officer